FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of December 16, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris to Sell its North American Electric Conduit Business to Nucor.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris to Sell its North American Electric Conduit Business to Nucor

Luxembourg, December 15, 2016 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announced today that it has entered into a definitive agreement with Nucor Corporation (NUE) pursuant to which it will sell its steel electric conduit business in North America, known as Republic Conduit, to Nucor for US$ 335 million on a cash free, debt-free basis. The agreement is subject to U.S. antitrust clearance and other customary conditions and is expected to close during January 2017.

The business being transferred sells welded steel pipes for electric conduits used in the construction industry, and operates two facilities located in Louisville, Kentucky, and Cedar Springs, Georgia, in the United States. Tenaris reports the operations of its electric conduit business in the “Other Businesses” segment with sales of approximately US$ 200 million in 2015.

Paolo Rocca, Chairman and CEO of Tenaris, commented, “Republic Conduit, while being a valuable asset, is not in Tenaris’s core business; with Nucor, we expect Republic Conduit will continue growing and improving its operations.”

John Ferriola, Chairman, CEO and President of Nucor Corporation, commented, “The purchase of Republic Conduit complements our recent expansion of Nucor’s presence in the pipe and tube market and gives us a new line of value-added products to offer our customers.”

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.